Exhibit 99.1

March 11, 2021	TSX | NYSE | LSE: WPM
Vancouver, British Columbia
Designated News Release
FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS

WHEATON PRECIOUS METALS ANNOUNCES RECORD REVENUE

AND OPERATING CASH FLOW FOR 2020

“Our strong performance in 2020 was driven by Wheaton’s high-quality portfolio of assets, which generated over $1 billion in revenue and operating cash flow of over $765 million, both representing records for the Company,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “Despite the challenges posed by the COVID-19 pandemic, 2020 was a very productive year, and we were successful in delivering value back to our stakeholders on many fronts. Specifically, we added two new accretive precious metal streams to our portfolio, expanded our shareholder base by listing on the London Stock Exchange and provided additional funding to communities impacted by the pandemic. Given the resiliency of our production base coupled with our innovative dividend policy, we are pleased to provide greater value back to our shareholders in 2021 by increasing the minimum quarterly dividend by over 30% relative to last year.”

Fourth Quarter and Year End 2020 Highlights:

●	$208 million in operating cash flow in the quarter resulting in record annual operating cash flow of over $765 million in 2020.
●	Record annual revenue of $1,096 million in 2020.
●	Net debt[1] reduced by $275 million, resulting in a net debt position of $2 million.
●	Declared quarterly dividend[1] of $0.13 per common share.
●	New precious metal purchase agreements on the Marmato Mine and the Cozamin Mine.
●	Total attributable gold Measured and Indicated Mineral Resources increased by 64%, primarily due to successful exploration at Salobo, which extended the orebody at depth.
●	Commenced trading on the Main Market of the London Stock Exchange.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q4 2020	Q4 2019	Change	2020	2019	Change
Ounces produced
Gold	93,137	107,054	(13.0)%	367,419	406,504	(9.6)%
Silver	6,509	5,908	10.2%	22,892	22,396	2.2%
Palladium	5,672	6,057	(6.4)%	22,187	21,993	0.9%
Gold equivalent [2]	178,801	186,027	(3.9)%	671,713	704,579	(4.7)%
Ounces sold
Gold	86,243	89,223	(3.3)%	369,553	389,086	(5.0)%
Silver	4,576	4,684	(2.3)%	19,232	17,703	8.6%
Palladium	4,591	5,312	(13.6)%	20,051	20,681	(3.0)%
Gold equivalent [2]	147,277	152,514	(3.4)%	627,063	629,098	(0.3)%
Revenue	$286,212	$223,222	28.2%	$1,096,224	$861,332	27.3%
Net earnings	$157,221	$77,524	103%	$507,804	$86,138	489.5%
Per share	$0.350	$0.173	102.3%	$1.132	$0.193	486.5%
Adjusted net earnings [1]	$149,441	$74,473	100.7%	$503,335	$242,745	107.4%
Per share [1]	$0.333	$0.166	100.6%	$1.122	$0.544	106.1%
Operating cash flows	$207,962	$131,867	57.7%	$765,442	$501,620	52.6%
Per share [1]	$0.463	$0.295	56.9%	$1.706	$1.125	51.6%

All amounts in thousands except gold, palladium and gold equivalent ounces produced and sold, per ounce amounts and per share amounts.

Production Guidance

●

2021 Guidance: Wheaton’s estimated attributable production in 2021 is forecast to be 370,000 to 400,000 ounces of gold, 22.5 to 24.0 million ounces of silver, and 40,000 to 45,000 gold equivalent ounces[3] (“GEOs”) of other metals, resulting in production of approximately 720,000 to 780,000 GEOs[3].

●	Five-year guidance: For the five-year period ending in 2025, the Company estimates that average production will amount to 810,000 GEOs[3].
●	Ten-year guidance: For the ten-year period ending in 2030, the Company estimates that average annual production will amount to 830,000 GEOs[3].

Financial Review

Revenues

Revenue was $286 million in the fourth quarter of 2020 representing a 28% increase from the fourth quarter of 2019 due primarily to a 33% increase in the average realized gold equivalent² price; partially offset by a 3% decrease in the number of gold equivalent² ounces sold.

Revenue was $1,096 million in the year ended December 31, 2020 representing a 27% increase from 2019 due primarily to a 28% increase in the average realized gold equivalent² price.

Costs and Expenses

Average cash costs¹ in the fourth quarter of 2020 were $438 per gold equivalent² ounce as compared to $418 in the fourth quarter of 2019. This resulted in a cash operating margin¹ of $1,505 per gold equivalent² ounce sold, an increase of 44% as compared with the fourth quarter of 2019.

Average cash costs¹ in 2020 were $425 per gold equivalent² ounce as compared to $411 in 2019. This resulted in a cash operating margin¹ of $1,323 per gold equivalent² ounce sold, an increase of 38% as compared with 2019.

Balance Sheet (at December 31, 2020)

●	Approximately $193 million of cash on hand.
●	$195 million outstanding under the Company’s $2 billion revolving term loan (the “Revolving Facility”).
●	During Q4 2020, the company received $113 million in proceeds from the sale of long-term equity investments including First Majestic Silver Corp. (“First Majestic”).
●	During Q4 2020, the Company has repaid $293 million under the Revolving Facility.
●	During Q4 2020, the net debt¹ was reduced by $275 million to $2 million.
●	The average effective interest rate for Q4 2020 was 1.20%.

Listing on the London Stock Exchange

On October 28, 2020, the Company’s common shares were admitted to the Standard Segment of the Official List of the UK Financial Conduct Authority (“FCA”) and commenced trading on the Main Market of the London Stock Exchange under the ticker symbol WPM.

Fourth Quarter Asset Highlights

Salobo: In the fourth quarter of 2020, Salobo produced 62,900 ounces of attributable gold, a decrease of approximately 16% relative to the fourth quarter of 2019 due to lower throughput. According to Vale S.A.’s (“Vale”) Fourth Quarter and Year End 2020 Production and Sales Report, throughput at Salobo was impacted due to unscheduled maintenance and an incident which led Vale to review and halt mine and plant activities for a short period, during which changes in maintenance routines were implemented to improve operations and safety conditions. As per

Vale’s Fourth Quarter and Year End 2020 Performance Report, physical completion of the Salobo III mine expansion was 68% at the end of the fourth quarter.

Sudbury: In the fourth quarter of 2020, Vale’s Sudbury mines produced 7,800 ounces of attributable gold, an increase of approximately 20% relative to the fourth quarter of 2019, due primarily to higher recoveries.

San Dimas: In the fourth quarter of 2020, San Dimas produced 11,700 ounces of attributable gold, virtually unchanged relative to the fourth quarter of 2019. As per the San Dimas precious metal purchase agreements (“PMPA”), the fixed gold to silver conversion ratio reverted to 70:1 (from 90:1) on October 14, 2020 after the average gold to silver price ratio over a six-month period fell back below 90:1.

Antamina: In the fourth quarter of 2020, Antamina produced 1.9 million ounces of attributable silver, an increase of approximately 44% relative to the fourth quarter of 2019, primarily due to higher grades and throughput, partially offset by lower recovery.

Stillwater: In the fourth quarter of 2020, the Stillwater mines produced 3,300 ounces of attributable gold and 5,700 ounces of attributable palladium, a decrease of approximately 8% for gold and 6% for palladium relative to the fourth quarter of 2019, primarily due to lower throughput. According to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater”) Operating and Financial Results for the Six Month and Year Ended 31 December 2020, throughput was impacted primarily due to the impact of a spike in COVID-19 infections in the fourth quarter of 2020 associated with a severe wave of COVID-19 infections in Montana, USA. Sibanye-Stillwater also reported that after a review of the Blitz project was conducted following the suspension of growth capital activities due to COVID-19, the project is now expected to reach a steady state by 2024, a delay of up to two years. Finally, Sibanye-Stillwater highlighted that the Fill the Mill expansion project at the East Boulder mine was completed on schedule in the fourth quarter of 2020.

Constancia: In the fourth quarter of 2020, Constancia produced 0.5 million ounces of attributable silver and 3,900 ounces of attributable gold, a decrease of approximately 24% and 17%, respectively, relative to the fourth quarter of 2019, primarily due to lower grades. As per Wheaton’s PMPA with Hudbay Minerals Inc. (“Hudbay”), the failure to achieve a minimum level of throughput at the Pampacancha deposit during 2019 entitled Wheaton to an additional 8,020 ounces of gold in 2020 (received in quarterly installments), of which 2,005 ounces of gold was received during the fourth quarter of 2020 and included as production. According to Hudbay’s Fourth Quarter MD&A, Hudbay had completed the Consulta Previa consultation process for Pampacancha and received the final mining permit for the development and operation of the mine. In addition, pre-development activities commenced in early January and pre-stripping activities are expected to begin once the remaining individual land user agreement has been completed. Hudbay expects production at Pampacancha to commence later in 2021.

Other Gold: In the fourth quarter of 2020, total Other Gold attributable production was 3,700 ounces, a decrease of approximately 41% relative to the fourth quarter of 2019, primarily due to lower production from the 777 and Minto mines. Hudbay reported on November 25, 2020, that production at 777 had recommenced after a temporary interruption due to an incident that occurred on October 9, 2020, during routine maintenance of the hoist rope and skip.

Keno Hill Restart: Alexco Resource Corp (“Alexco”) reported on November 24, 2020, that the commissioning of the Keno Hill District mill is commencing as scheduled, with initial production of lead/silver and zinc concentrates underway. In order to help facilitate the resumption of mining, Wheaton agreed to modify the PMPA as it relates to the delivery payment per ounce of silver in exchange for 2 million common share purchase warrants from Alexco.

Produced But Not Yet Delivered 4

As at December 31, 2020, payable ounces attributable to the Company produced but not yet delivered amounted to:

●

71,600 payable gold ounces, a decrease of 4,200 ounces during Q4 2020, primarily due to a reduction during the period relative to the Minto, 777 and Sudbury mines partially offset by an increase at the Salobo mine.

●	4.5 million payable silver ounces, an increase of 1.0 million ounces during Q4 2020, primarily due to an increase during the period relative to the Peñasquito, Yauliyacu and Antamina mines.
●	5,600 payable palladium ounces, an increase of 1,000 ounces during Q4 2020.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Corporate Development

Marmato Mine: On November 5, 2020, the Company announced that it had entered into a PMPA with Aris Gold Corporation (“Aris Gold”, formerly Caldas Gold Corp.) with respect to the Marmato Mine located in Colombia. Under the terms of the Marmato PMPA5, the Company is required to pay Aris Gold total cash consideration of $110 million, $34 million of which is payable once mining contract 014-89M is extended, $4 million of which is payable six months thereafter, and the remaining portion of which is payable during construction of the Marmato Deep Zone (“MDZ”) project, subject to certain conditions being met. In addition, the Company will make ongoing payments equal to 18% of the spot gold and silver price until the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot gold and silver price thereafter. The PMPA is effective July 1, 2020, though no production from Marmato has been included in 2020 operating results.

Cozamin Mine: On December 11, 2020, the Company announced that it had entered into a PMPA with Capstone Mining Corp. (“Capstone”) with respect to the Cozamin Mine located in Mexico. Under the terms of the PMPA, the Company paid Capstone upfront cash consideration of $150 million upon closing, which occurred on February 19, 2021, for 50% of the silver production until 10 million ounces (“Moz”) have been delivered, thereafter dropping to 33% of silver production for the life of the mine. In addition, Wheaton will make ongoing payments for silver ounces delivered equal to 10% of the spot silver price. The PMPA is effective December 1, 2020, though no production from Cozamin has been included in 2020 operating results.

Reserves and Resources (at December 31, 2020)

●

Proven and Probable Mineral Reserves attributable to Wheaton were 11.21 million ounces of gold compared with 11.37 million ounces as reported in Wheaton’s 2019 Annual Information Form (“AIF”), a decrease of 1%; 552.9 million ounces of silver compared with 542.8 million ounces, an increase of 2%; palladium resources of 0.64 million ounces compared to 0.66 million ounces, a decrease of 3%; and cobalt of 31.7 million pounds compared to 32.7 million pounds, a decrease of 3%.

●

Measured and Indicated Mineral Resources attributable to Wheaton were 4.39 million ounces of gold compared with 2.68 million ounces as reported in Wheaton’s 2019 AIF, an increase of 64%; silver resources were 743.1 million ounces compared with 736.6 million ounces, an increase of 1%; palladium resources were 0.029 million ounces compared to none in Wheaton’s 2019 AIF and cobalt resources of 1.5 million pounds compared to 1.6, a decrease of 4%.

●

Inferred Mineral Resources attributable to Wheaton were 4.46 million ounces of gold compared with 4.16 million ounces as reported in Wheaton’s 2019 AIF, an increase of 7%; silver resources were 475.8 million ounces compared with 491.0 million ounces, a decrease of 3%, palladium resources were 0.37 million ounces compared with 0.35 million ounces, an increase of 6% and cobalt resources of 7.6 million pounds compared to 9.3, a decrease of 18%.

Estimated attributable reserves and resources contained in this press release are based on information available to the Company as of March 11, 2021, and therefore will not reflect updates, if any, after that date. Updated reserves and resources data incorporating year-end 2020 estimates will also be included in the Company’s 2020 Annual Information Form. Wheaton’s most current attributable reserves and resources, as of December 31, 2020, can be found on the Company’s website at www.wheatonpm.com.

COVID-19 Community Support and Response Fund

In the second quarter of 2020, Wheaton announced the launch of a $5 million Community Support and Response Fund (the “CSR Fund”) to support global efforts to combat the COVID-19 pandemic and its impacts on our communities. The CSR Fund is designed to meet the immediate needs of the communities in which Wheaton and its mining partners operate. This fund is incremental to Wheaton’s already active Community Investment Program that currently provides support to over 50 programs in multiple communities around the world. As of December 31, 2020, the Company has made donations totalling approximately $3 million with the CSR Fund.

Webcast and Conference Call Details

A conference call and webcast will be held on Friday, March 12, 2021 starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	3349778
Live audio webcast:	Webcast Link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 19, 2021 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	3349778
Archived audio webcast:	Webcast Link

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com and copies have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President,

Engineering, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures, Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at

http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

End Notes

1 Please refer to non-IFRS measures at the end of this press release.

2 Commodity price assumptions for the gold equivalent production and sales in 2020 are $1,500 / ounce gold, $18 / ounce silver, and $2,000 / ounce palladium.

3 Gold equivalent forecast production for 2021 and the longer term outlook are based on the following commodity price assumptions: $1,800 / ounce gold, $25 / ounce silver, $2,300 / ounce palladium, and $17.75 / pound of cobalt. Other metal includes palladium and cobalt. Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, or additional expansions at Salobo outside of project currently in construction. In addition, five-year guidance also does not include any production from Rosemont, Toroparu, Kutcho, or the Victor project at Sudbury.

4 Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates only and rely upon information provided by the owners and operators of mining operations and may be revised and updated in future periods as additional information is received.

5 Under the Marmato PMPA with Aris Gold, the Company will pay a total cash consideration of $110 million, $72 million of which is payable during the construction of the MDZ project, subject to receipt of required permits and licenses, sufficient financing having been obtained to cover total expected capital expenditures, and other customary conditions.

Consolidated Statements of Earnings

	Years Ended December 31

(US dollars and shares in thousands, except per share amounts)	2020	2019

Sales	$1,096,224	$861,332

Cost of sales

Cost of sales, excluding depletion	$266,763	$258,559

Depletion	243,889	256,826

Total cost of sales	$510,652	$515,385

Gross margin	$585,572	$345,947

General and administrative expenses	65,698	54,507

Impairment of mineral stream interests	-	165,912

Earnings from operations	$519,874	$125,528

Other (income) expense	(2,170)	(274)

Earnings before finance costs and income taxes	$522,044	$125,802

Finance costs	16,715	48,730

Earnings before income taxes	$505,329	$77,072

Income tax recovery	2,475	9,066

Net earnings	$507,804	$86,138

Basic earnings per share	$1.132	$0.193

Diluted earnings per share	$1.128	$0.193

Weighted average number of shares outstanding

Basic	448,694	446,021

Diluted	450,070	446,930

Consolidated Balance Sheets

	As at December 31	As at December 31
(US dollars in thousands)	2020	2019

Assets

Current assets

Cash and cash equivalents	$192,683	$103,986

Accounts receivable	5,883	7,138

Other	3,265	43,628

Total current assets	$201,831	$154,752

Non-current assets

Mineral stream interests	$5,488,391	$5,734,106

Early deposit mineral stream interests	33,241	31,741

Mineral royalty interest	3,047	3,036

Long-term equity investments	199,878	309,757

Convertible notes receivable	11,353	21,856

Property, plant and equipment	6,289	7,311

Other	13,242	15,448

Total non-current assets	$5,755,441	$6,123,255

Total assets	$5,957,272	$6,278,007

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$13,023	$11,794

Current portion of performance share units	17,297	10,668

Current portion of lease liabilities	773	724

Other	76	41,514

Total current liabilities	$31,169	$64,700

Non-current liabilities

Bank debt	$195,000	$874,500

Lease liabilities	2,864	3,528

Deferred income taxes	214	148

Performance share units	11,784	8,401

Pension liability	1,670	810

Total non-current liabilities	$211,532	$887,387

Total liabilities	$242,701	$952,087

Shareholders’ equity

Issued capital	$3,646,291	$3,599,203

Reserves	126,882	160,701

Retained earnings	1,941,398	1,566,016

Total shareholders’ equity	$5,714,571	$5,325,920

Total liabilities and shareholders’ equity	$5,957,272	$6,278,007

Consolidated Statements of Cash Flows

	Years Ended December 31

(US dollars in thousands)	2020	2019

Operating activities

Net earnings	$507,804	$86,138

Adjustments for

Depreciation and depletion	245,779	258,730

Gain on disposal of mineral royalty interest	-	(2,929)

Impairment charges	-	165,912

Interest expense	12,366	44,942

Equity settled stock based compensation	5,432	5,691

Performance share units	9,398	7,834

Pension expense	806	810

Income tax expense (recovery)	(2,475)	(9,066)

Loss (gain) on fair value adjustment of share purchase warrants held	(337)	16

Fair value (gain) loss on convertible note receivable	(1,899)	1,043

Investment income recognized in net earnings	(230)	(875)

Other	1,487	1,833

Change in non-cash working capital	1,025	(11,837)

Cash generated from operations before income taxes and interest	$779,156	$548,242

Income taxes recovered (paid)	49	(5,380)

Interest paid	(13,992)	(42,059)

Interest received	229	817

Cash generated from operating activities	$765,442	$501,620

Financing activities

Bank debt repaid	$(679,500)	$(389,500)

Credit facility extension fees	(1,373)	(1,106)

Share purchase options exercised	21,892	37,038

Lease payments	(704)	(637)

Dividends paid	(167,212)	(129,986)

Cash (used for) generated from financing activities	$(826,897)	$(484,191)

Investing activities

Mineral stream interests	$(322)	$(183)

Early deposit mineral stream interests	(1,500)	(1,500)

Proceeds on disposal of mineral royalty interest	-	9,000

Acquisition of long-term investments	(10,671)	(909)

Acquisition of convertible note receivable	-	(10,000)

Proceeds on disposal of long-term investments	162,942	17,824

Dividend income received	-	59

Other	(801)	(3,661)

Cash generated from (used for) investing activities	$149,648	$10,630

Effect of exchange rate changes on cash and cash equivalents	$504	$160

Increase in cash and cash equivalents	$88,697	$28,219

Cash and cash equivalents, beginning of year	103,986	75,767

Cash and cash equivalents, end of year	$192,683	$103,986

Summary of Ounces Produced

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019

Gold ounces produced ²

Salobo	62,854	63,408	59,104	62,575	74,716	73,615	67,056	60,846

Sudbury [3]	7,757	3,798	9,257	7,795	6,468	6,082	9,360	11,374

Constancia [8]	3,929	3,780	3,470	3,681	4,757	5,172	4,533	4,826

San Dimas [4,8]	11,652	9,228	6,074	11,318	11,352	11,239	11,496	10,290

Stillwater [5]	3,290	3,176	3,222	2,955	3,585	3,238	3,675	3,137

Other

Minto [6]	789	1,832	2,928	2,124	2,189	-	-	-

777 [9]	2,866	5,278	4,728	4,551	3,987	4,278	4,788	4,445

Total Other	3,655	7,110	7,656	6,675	6,176	4,278	4,788	4,445

Total gold ounces produced	93,137	90,500	88,783	94,999	107,054	103,624	100,908	94,918

Silver ounces produced [2]

Peñasquito [8]	2,014	1,992	967	2,658	1,895	2,026	702	1,594

Antamina [8]	1,930	1,516	612	1,311	1,342	1,223	1,334	1,176

Constancia [8]	478	430	254	461	632	686	552	635

Other

Los Filos [8]	6	17	14	29	55	33	37	38

Zinkgruvan	515	498	389	662	670	587	590	451

Yauliyacu [8]	454	679	273	557	358	620	627	528

Stratoni	185	156	148	183	147	131	172	143

Minto [6]	16	15	19	18	18	-	-	-

Neves-Corvo	420	281	479	377	385	431	392	498

Aljustrel	440	348	388	352	325	240	322	470

777 [9]	51	96	108	96	81	62	93	95

Total Other	2,087	2,090	1,818	2,274	2,039	2,104	2,233	2,223

Total silver ounces produced	6,509	6,028	3,651	6,704	5,908	6,039	4,821	5,628

Palladium ounces produced ²

Stillwater [5]	5,672	5,444	5,759	5,312	6,057	5,471	5,736	4,729

GEOs produced [7]	178,801	170,100	140,279	182,533	186,027	183,394	166,399	168,759

SEOs produced [7]	14,900	14,175	11,690	15,211	15,502	15,283	13,867	14,063

Average payable rate [2]

Gold	95.2%	95.3%	94.7%	95.1%	95.6%	95.1%	95.3%	95.6%

Silver	86.3%	86.1%	81.9%	85.6%	85.3%	85.1%	83.3%	82.9%

Palladium	98.2%	97.0%	86.5%	93.0%	99.4%	83.5%	87.6%	98.5%

GEO [7]	91.5%	91.4%	90.2%	90.8%	91.9%	90.7%	90.8%	90.7%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures or payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows: Q4-2020 – 476,000; Q3-2020 – 420,000 ounces; Q2-2020 – 276,000 ounces; Q1-2020 – 419,000 ounces; Q4-2019 – 415,000 ounces; Q3-2019 – 410,000 ounces; Q2-2019 – 401,000 ounces; and Q1-2019 – 351,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

8)

Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted. Additionally, operations at Los Filos were suspended from September 3, 2020 to December 23, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community.

9)	Operations at 777 were temporarily suspended from October 11, 2020 to November 25, 2020 as a result of an incident that occurred on October 9th during routine maintenance of the hoist rope and skip.

Summary of Ounces Sold

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019

Gold ounces sold

Salobo	53,197	59,584	68,487	74,944	58,137	63,064	57,715	84,160

Sudbury [2]	7,620	7,858	7,414	4,822	7,394	7,600	8,309	4,061

Constancia [7]	3,853	4,112	3,024	3,331	5,108	4,742	4,409	5,512

San Dimas [7]	11,529	9,687	6,030	11,358	11,499	11,374	10,284	11,510

Stillwater [3]	3,069	3,015	3,066	3,510	2,925	3,314	3,301	2,856

Other

Minto [4]	1,540	-	-	-	-	-	765	3,307

777	5,435	5,845	4,783	2,440	4,160	4,672	5,294	3,614

Total Other	6,975	5,845	4,783	2,440	4,160	4,672	6,059	6,921

Total gold ounces sold	86,243	90,101	92,804	100,405	89,223	94,766	90,077	115,020

Silver ounces sold

Peñasquito [7]	1,417	1,799	1,917	2,310	1,268	1,233	912	1,164

Antamina [7]	1,669	1,090	788	1,244	1,227	1,059	1,186	1,255

Constancia [7]	442	415	254	350	672	521	478	735

Other

Los Filos [7]	-	19	25	37	26	44	26	38

Zinkgruvan	326	492	376	447	473	459	337	232

Yauliyacu [7]	15	580	704	9	561	574	542	15

Stratoni	169	134	77	163	120	126	240	80

Minto [4]	20	-	-	-	-	-	2	30

Neves-Corvo	145	201	236	204	154	243	194	265

Aljustrel	280	148	252	123	121	139	216	381

777	93	121	100	41	62	86	108	99

Total Other	1,048	1,695	1,770	1,024	1,517	1,671	1,665	1,140

Total silver ounces sold	4,576	4,999	4,729	4,928	4,684	4,484	4,241	4,294

Palladium ounces sold

Stillwater [3]	4,591	5,546	4,976	4,938	5,312	4,907	5,273	5,189

GEOs sold [5]	147,277	157,478	156,188	166,121	152,514	155,116	148,004	173,464

SEOs sold [5]	12,273	13,123	13,016	13,843	12,709	12,926	12,334	14,455

Cumulative payable ounces PBND [6]

Gold	71,590	75,750	79,632	88,383	98,475	85,335	81,535	75,236

Silver	4,486	3,437	3,222	4,961	4,142	3,796	3,102	3,315

Palladium	5,597	4,616	4,883	4,875	4,872	4,163	4,504	4,754

GEO [5]	132,882	123,154	124,809	154,420	154,672	136,441	124,765	121,349

SEO [5]	11,073	10,263	10,401	12,868	12,889	11,370	10,397	10,112

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

6)

Payable gold, silver and palladium ounces produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

7)	Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended December 31, 2020

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	62,854	53,197		$1,881		$408		$374	$100,047	$58,426	$74,508	$2,509,344

Sudbury [4]	7,757	7,620		1,888		400		831	14,384	5,000	11,336	321,016

Constancia	3,929	3,853		1,881		408		338	7,246	4,373	5,674	105,569

San Dimas	11,652	11,529		1,881		612		315	21,683	10,993	12,812	182,202

Stillwater	3,290	3,069		1,881		338		449	5,772	3,357	4,735	224,310

Other [5]	3,655	6,975		1,888		421		238	13,167	8,576	10,241	7,526

	93,137	86,243		$1,882		$433		$397	$162,299	$90,725	$119,306	$3,349,967

Silver

Peñasquito	2,014	1,417		$24.44		$4.26		$3.24	$34,629	$23,997	$28,592	$350,572

Antamina	1,930	1,669		24.44		4.86		8.74	40,782	18,079	32,667	626,934

Constancia	478	442		24.44		6.02		7.63	10,805	4,770	8,143	217,044

Other [6]	2,087	1,048		25.69		8.03		1.00	26,915	17,456	20,804	474,975

	6,509	4,576		$24.72		$5.51		$5.16	$113,131	$64,302	$90,206	$1,669,525

Palladium

Stillwater	5,672	4,591		$2,348		$423		$428	$10,782	$6,875	$8,840	$241,389

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$286,212	$161,902	$218,352	$5,488,391

Other

General and administrative										$(9,391)	$(8,384)

Finance costs										(2,196)	(1,980)

Other										830	(5)

Income tax										6,076	(21)

Total other										$(4,681)	$(10,390)	$468,881

										$157,221	$207,962	$5,957,272

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 and Minto gold interests, the non-operating Rosemont gold interest and the newly acquired Marmato gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill and 777 silver interests, the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests and the newly acquired Marmato and Cozamin silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended December 31, 2020 were as follows:

Three Months Ended December 31, 2020

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [5]	178,801	147,277	$1,943	$438	$1,505	$406	$1,099

Silver equivalent basis [5]	14,900	12,273	$23.32	$5.26	$18.06	$4.87	$13.19

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

Three Months Ended December 31, 2019

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	74,716	58,137		$1,484		$404		$383	$86,252	$40,488	$55,963	$2,605,257

Sudbury [4]	6,468	7,394		1,481		400		819	10,952	1,936	8,342	344,043

Constancia	4,757	5,108		1,484		404		361	7,578	3,670	5,345	110,406

San Dimas	11,352	11,499		1,484		606		310	17,059	6,531	7,962	194,367

Stillwater	3,585	2,925		1,484		268		519	4,339	2,038	3,556	229,994

Other [5]	6,176	4,160		1,481		420		462	6,162	2,492	4,413	13,168

	107,054	89,223		$1,483		$426		$417	$132,342	$57,155	$85,581	$3,497,235

Silver

Peñasquito	1,895	1,268		$17.33		$4.21		$3.06	$21,974	$12,752	$16,636	$374,702

Antamina	1,342	1,227		17.33		3.46		8.73	21,262	6,308	16,730	668,810

Constancia	632	672		17.33		5.96		7.50	11,641	2,598	6,348	228,187

Other [6]	2,039	1,517		17.41		6.90		2.86	26,419	11,619	13,578	487,693

	5,908	4,684		$17.36		$5.13		$5.12	$81,296	$33,277	$53,292	$1,759,392

Palladium

Stillwater	6,057	5,312		$1,804		$321		$470	$9,584	$5,381	$7,877	$249,969

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$223,222	$95,813	$146,750	$5,734,106

Other

General and administrative										$(11,695)	$(5,709)

Finance costs										(9,607)	(9,537)

Other										(435)	409

Income tax										3,448	(46)

Total other										$(18,289)	$(14,883)	$543,901

										$77,524	$131,867	$6,278,007

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended December 31, 2019 were as follows:

Three Months Ended December 31, 2019

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [5]	186,027	152,514	$1,464	$418	$1,046	$417	$629

Silver equivalent basis [5]	15,502	12,709	$17.56	$5.02	$12.54	$5.01	$7.53

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

Year Ended December 31, 2020

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	247,941	256,212		$1,757		$408		$374	$450,166	$249,708	$345,621	$2,509,344

Sudbury [4]	28,607	27,714		1,797		400		831	49,791	15,679	38,609	321,016

Constancia	14,860	14,320		1,785		406		338	25,556	14,907	19,744	105,569

San Dimas	38,272	38,604		1,775		610		315	68,519	32,813	44,978	182,202

Stillwater	12,643	12,660		1,766		316		449	22,353	12,666	18,351	224,310

Other [5]	25,096	20,043		1,818		421		281	36,442	22,357	28,007	7,526

	367,419	369,553		$1,767		$426		$399	$652,827	$348,130	$495,310	$3,349,967

Silver

Peñasquito	7,631	7,443		$20.25		$4.26		$3.24	$150,720	$94,886	$119,016	$350,572

Antamina	5,369	4,791		21.34		4.19		8.74	102,241	40,312	82,188	626,934

Constancia	1,623	1,461		21.42		5.99		7.63	31,285	11,397	22,541	217,044

Other [6]	8,269	5,537		20.84		7.41		1.97	115,379	63,460	74,159	474,975

	22,892	19,232		$20.78		$5.28		$4.58	$399,625	$210,055	$297,904	$1,669,525

Palladium

Stillwater	22,187	20,051		$2,183		$389		$428	$43,772	$27,387	$35,967	$241,389

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$1,096,224	$585,572	$829,181	$5,488,391

Other

General and administrative										$(65,698)	$(46,914)

Finance costs										(16,715)	(17,551)

Other										2,170	677

Income tax										2,475	49

Total other										$(77,768)	$(63,739)	$468,881

										$507,804	$765,442	$5,957,272

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 and Minto gold interests, the non-operating Rosemont gold interest and the newly acquired Marmato gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill and 777 silver interests, the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests and the newly acquired Marmato and Cozamin silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the year ended December 31, 2020 were as follows:

Year Ended December 31, 2020

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [5]	671,713	627,063	$1,748	$425	$1,323	$389	$934

Silver equivalent basis [5]	55,976	52,255	$20.98	$5.10	$15.88	$4.67	$11.21

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

Year Ended December 31, 2019

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Gross Margin	Impairment Charges [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	276,233	263,076		$1,389		$404		$383	$365,448	$158,363	$-	$158,363	$259,166	$2,605,257

Sudbury [5]	33,284	27,364		1,397		400		819	38,234	4,868	-	4,868	27,385	344,043

Constancia	19,288	19,771		1,397		402		361	27,613	12,527	-	12,527	19,668	110,406

San Dimas	44,377	44,667		1,400		604		310	62,528	21,706	-	21,706	35,534	194,367

Stillwater	13,635	12,396		1,396		250		519	17,303	7,776	-	7,776	14,209	229,994

Other [6]	19,687	21,812		1,372		401		376	29,919	12,992	-	12,992	21,561	13,168

	406,504	389,086		$1,391		$421		$408	$541,045	$218,232	$-	$218,232	$377,523	$3,497,235

Silver

Peñasquito	6,217	4,577		$16.30		$4.21		$3.06	$74,578	$41,291	$-	$41,291	$55,310	$374,702

Antamina	5,075	4,727		16.15		3.24		8.73	76,328	19,739	-	19,739	61,007	668,810

Constancia	2,505	2,406		16.17		5.93		7.50	38,895	6,593	-	6,593	24,637	228,187

Other [7]	8,599	5,993		16.45		6.68		2.50	98,600	43,581	-	43,581	55,509	487,693

	22,396	17,703		$16.29		$5.02		$4.99	$288,401	$111,204	$-	$111,204	$196,463	$1,759,392

Palladium

Stillwater	21,993	20,681		$1,542		$273		$470	$31,886	$16,511	$-	$16,511	$26,230	$249,969

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$(165,912)	$(165,912)	$-	$227,510

Operating results									$861,332	$345,947	$(165,912)	$180,035	$600,216	$5,734,106

Other

General and administrative												$(54,507)	$(46,292)

Finance costs												(48,730)	(44,733)

Other												274	(2,191)

Income tax												9,066	(5,380)

Total other												$(93,897)	$(98,596)	$543,901

												$86,138	$501,620	$6,278,007

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to page 24 of the Company’s MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a gold equivalent and silver equivalent basis, results for the Company for the year ended December 31, 2019 were as follows:

Year Ended December 31, 2019

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [5]	704,579	629,098	$1,369	$411	$958	$408	$550

Silver equivalent basis [5]	58,715	52,425	$16.43	$4.93	$11.50	$4.90	$6.60

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2020.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis; (iv) cash operating margin; and (v) net debt.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2020	2019	2020	2019

Net earnings	$157,221	$77,524	$507,804	$86,138

Add back (deduct):

Impairment loss	-	-	-	165,912

(Gain) loss on fair value adjustment of share purchase warrants held	(1,182)	10	(338)	16

(Gain) loss on fair value adjustment of convertible notes receivable	(517)	366	(1,899)	1,043

Gain on disposal of mineral royalty interest	-	-	-	(2,929)

Income tax expense (recovery) recognized in the Statement of Shareholders’ Equity	911	1,409	(820)	376

Income tax expense (recovery) recognized in the Statement of OCI	(7,011)	(4,889)	(1,866)	(9,623)

Other	19	53	454	1,812

Adjusted net earnings	$149,441	$74,473	$503,335	$242,745

Divided by:

Basic weighted average number of shares outstanding	449,320	447,475	448,694	446,021

Diluted weighted average number of shares outstanding	450,980	448,426	450,070	446,930

Equals:

Adjusted earnings per share - basic	$0.333	$0.166	$1.122	$0.544

Adjusted earnings per share - diluted	$0.331	$0.166	$1.118	$0.543

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2020	2019	2020	2019

Cash generated by operating activities	$207,962	$131,867	$765,442	$501,620

Divided by:

Basic weighted average number of shares outstanding	449,320	447,475	448,694	446,021

Diluted weighted average number of shares outstanding	450,980	448,426	450,070	446,930

Equals:

Operating cash flow per share - basic	$0.463	$0.295	$1.706	$1.125

Operating cash flow per share - diluted	$0.461	$0.294	$1.701	$1.122

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2020	2019	2020	2019

Cost of sales	$124,310	$127,409	$510,652	$515,385

Less: depletion	(59,785)	(63,646)	(243,889)	(256,826)

Cash cost of sales	$64,525	$63,763	$266,763	$258,559

Cash cost of sales is comprised of:

Total cash cost of gold sold	$37,355	$38,008	$157,429	$163,997

Total cash cost of silver sold	25,228	24,048	101,529	88,906

Total cash cost of palladium sold	1,942	1,707	7,805	5,656

Total cash cost of sales	$64,525	$63,763	$266,763	$258,559

Divided by:

Total gold ounces sold	86,243	89,223	369,553	389,086

Total silver ounces sold	4,576	4,684	19,232	17,703

Total palladium ounces sold	4,591	5,312	20,051	20,681

Equals:

Average cash cost of gold (per ounce)	$433	$426	$426	$421

Average cash cost of silver (per ounce)	$5.51	$5.13	$5.28	$5.02

Average cash cost of palladium (per ounce)	$423	$321	$389	$273

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2020	2019	2020	2019

Total sales:

Gold	$162,299	$132,342	$652,827	$541,045

Silver	$113,131	$81,296	$399,625	$288,401

Palladium	$10,782	$9,584	$43,772	$31,886

Divided by:

Total gold ounces sold	86,243	89,223	369,553	389,086

Total silver ounces sold	4,576	4,684	19,232	17,703

Total palladium ounces sold	4,591	5,312	20,051	20,681

Equals:

Average realized price of gold (per ounce)	$1,882	$1,483	$1,767	$1,391

Average realized price of silver (per ounce)	$24.72	$17.36	$20.78	$16.29

Average realized price of palladium (per ounce)	$2,348	$1,804	$2,183	$1,542

Less:

Average cash cost of gold [1] (per ounce)	$(433)	$(426)	$(426)	$(421)

Average cash cost of silver [1] (per ounce)	$(5.51)	$(5.13)	$(5.28)	$(5.02)

Average cash cost of palladium [1] (per ounce)	$(423)	$(321)	$(389)	$(273)

Equals:

Cash operating margin per gold ounce sold	$1,449	$1,057	$1,341	$970

As a percentage of realized price of gold	77%	71%	76%	70%

Cash operating margin per silver ounce sold	$19.21	$12.23	$15.50	$11.27

As a percentage of realized price of silver	78%	70%	75%	69%

Cash operating margin per palladium ounce sold	$1,925	$1,483	$1,794	$1,269

As a percentage of realized price of palladium	82%	82%	82%	82%

1) Please refer to non-IFRS measure (iii), above.

v.

Net debt is calculated by subtracting cash and cash equivalents from the outstanding bank debt under the Revolving Facility. The Company presents net debt as management and certain investors use this information to evaluate the Company’s liquidity and financial position.

The following table provides a calculation of the Company’s net debt.

	As at December 31	As at December 31
(in thousands)	2020	2019

Bank debt	$195,000	$874,500

Less: cash and cash equivalents	(192,683)	(103,986)

Net debt	$2,317	$770,514

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, the payment of $110 million to Aris Gold and the satisfaction of each party’s obligations in accordance with the Marmato PMPA, the receipt by the Company of silver and gold production in respect of the Marmato mine, , the future sales of Common Shares under, the amount of net proceeds from and the use of the net proceeds from, the Company’s at-the-market equity program (the “ATM Program”), statements with respect to the future price of commodities, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of the listing of the Company’s common shares on the LSE, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments, projected increases to Wheaton’s production and cash flow profile, projected changes to Wheaton’s production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company’s business structure, the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010, possible audits for taxation years subsequent to 2015, the Company’s assessment of the impact of any tax reassessments, the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement, listing of the Company’s Common Shares on the LSE, NYSE or TSX, and assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with any specific risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Marmato PMPA, risks associated with the sale of any common shares under the ATM Program including the amount of any net proceeds from such offering of common shares and the use of such proceeds, risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and relying on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton’s interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings, assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence), credit and liquidity, indebtedness and guarantees, mine operator concentration, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations and climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, and other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, Wheaton’s Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both on file with the U.S. Securities and Exchange Commission on EDGAR and Wheaton’s Management’s Discussion and Analysis for the three months ended March 31, 2020 and nine months ended September 30, 2020, both available on SEDAR at www.sedar.com and Form 6-Ks filed May 7, 2020 and November 9, 2020, both available on EDGAR (the “Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the payment of $110 million to Aris Gold and the satisfaction of each party’s obligations in accordance with the terms of the Marmato PMPA, that there will be no material adverse change in the market price of commodities, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company’s common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company’s common shares will not be suspended, that the sale of common shares under the ATM Program will not have a significant impact on the market price of the Company’s common shares and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2019 and other continuous disclosure documents filed by Wheaton since January 1, 2020, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”)

with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Definition Standards that are required under NI 43-101. However, while the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or fromhttps://www.sec.gov/edgar.shtml.

In accordance with the Company’s MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin or Emma Murray

Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com